Exhibit 99.1

News Release

March 9, 2026

TELUS Announces Partial Redemption of 2.75% Notes, Series CZ due July 8, 2026

Vancouver, B.C. – TELUS Corporation (“TELUS” or the “Company”) announced that it has given notice today of a partial redemption on May 8, 2026 of C$500 million aggregate principal amount of the outstanding 2.75% Notes, Series CZ due July 8, 2026 (CUSIP No. 87971MBL6) (the “Notes”), of which there is currently C$800 million aggregate principal amount outstanding. The Notes will be selected for redemption on a pro rata basis and the redemption price for the Notes will be calculated in accordance with the applicable indenture. The partial redemption will be funded using proceeds from TELUS' Fixed-to-Fixed Rate Junior Subordinated Notes offerings completed in December 2025.

This news release is for informational purposes only and does not constitute an offer to buy or sell, or the solicitation of an offer to buy, or sell, any securities.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 21 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing more than 161 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future- focused digital transformations that deliver value for their global clients. Guided by our enduring ‘give where we live’ philosophy, TELUS continues to invest in initiatives that support education, health and community well-being. In 2023, we launched the TELUS Student Bursary, which strives to ensure that every young person in Canada who wants a post-secondary education has the opportunity to pursue one. To date, the program has distributed over $6 million in bursaries to 2,000 students and counting. Since 2000, TELUS, our team members and retirees have contributed $1.85 billion in cash, in-kind contributions, time and programs, including 2.5 million days of service - earning TELUS the distinction of the world’s most giving company.

For more information, visit telus.com and telusdigital.com or follow @TELUSNews on X.

Investor Relations
Ian McMillan
ir@telus.com

Media Relations
Steve Beisswanger

Steve.Beisswanger@telus.com